SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.            )

ACE*COMM Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

0044 04 109

(CUSIP Number)

Edward J. Fletcher

Chief Financial Officer

i3 Mobile, Inc.

181 Harbor Drive

Stamford, Connecticut 06902

(203) 353-0383

with a copy to:

Robert G. Robison, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(Continued on following pages)

(Page 1 of 10 pages)

CUSIP No. 0044 04 109	13D	Page 2 of 10 Pages

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above person: i3 Mobile, Inc.

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power:

                0 shares of Common Stock

  8.    Shared Voting Power:

                2,333,118 shares of Common Stock

  9.    Sole Dispositive Power:

                0 shares of Common Stock

10.    Shared Dispositive Power:

                0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Reporting Person: 2,333,118 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 23.1%

14.	Type of Reporting Person: CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by i3 Mobile, Inc. that it is the beneficial owner of any of the common stock of ACE*COMM Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of ACE*COMM Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 704 Quince Orchard Road, Gaithersburg, MD 20878.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is i3 Mobile, Inc., a Delaware corporation (“i3 Mobile”).

(b) The address of the principal office and principal business of i3 Mobile is 181 Harbor Drive, Stamford, CT 06902.

(c) From its inception in June 1991 until 2001, i3 Mobile’s business was comprised of distributing customized text-based information to mobile devices under the “Powered by i3 Mobile” product brand. During 2001, i3 Mobile evolved into a company that it believed was among the first to create a premium mobile subscription information and communication service for telephones. This discontinued service, Pronto, was marketed directly to consumers delivering information and service on demand 24 hours a day, combining the service of a mobile concierge with the simplicity of flat-menu voice recognition technology. Although i3 Mobile undertook substantial efforts to research, develop and market the Pronto product, i3 Mobile did not achieve the subscriber levels which had been estimated and were needed to sustain the business model. Due to the challenges i3 Mobile faced in marketing the Pronto product, and its concerns about its cash resources going forward, in October 2002, i3 Mobile engaged the services of an investment banker to pursue strategic alternatives, including a potential merger or acquisition of i3 Mobile. In order to facilitate a transaction with any party, in March 2003 i3 Mobile announced the termination of all of its businesses, including the Pronto service, and implemented other cost saving measures in order to manage its remaining cash resources. i3 Mobile’s common stock is traded on the NASDAQ Small Cap Market under the symbol “IIIM”.

(d) During the past five years, neither i3 Mobile nor, to i3 Mobile’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither i3 Mobile nor, to i3 Mobile’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated as of September 12, 2003 (the “Merger Agreement”), by and among the Issuer, Ace Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and i3 Mobile, and subject to the conditions set forth therein, Merger Sub will be merged with and into i3 Mobile (the “Merger”), with each share of i3 Mobile common stock, par value $0.01 per share (“i3 Mobile Common Stock”), being converted into the right to receive a to-be-determined number of shares of common stock of the Issuer, par value $.01 per share (“Issuer Common Stock”). The Merger is subject to the approval of the Merger Agreement by the stockholders of i3 Mobile and the approval by the stockholders of the Issuer of the issuance of the Issuer Common Stock in connection with the Merger. The foregoing summary of the Merger is qualified by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Merger Sub, a wholly owned subsidiary of the Issuer, with and into i3 Mobile in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and i3 Mobile will continue as the surviving corporation and as a wholly owned subsidiary of the Issuer (the “Surviving Corporation”). Holders of outstanding i3 Mobile Common Stock will receive, in exchange for each share of i3 Mobile Common Stock held by them immediately prior to the Merger, a to-be-determined number of shares of Issuer Common Stock. The Issuer will assume i3 Mobile’s 1995 Stock Incentive Plan, and 2000 Stock Incentive Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

As an inducement to i3 Mobile to enter into the Merger Agreement, certain stockholders (collectively, the “Affiliate Agreement Stockholders”) of the Issuer have entered into an Affiliate Agreement, dated as of September 12, 2003 (the “Affiliate Agreement”), with i3 Mobile and have, by executing the Affiliate Agreement, irrevocably appointed i3 Mobile (or any nominee of i3 Mobile) as his, her or its lawful attorney and proxy. Such proxy gives i3 Mobile the limited right to vote each of the 2,333,118 shares of Issuer Common Stock, including options exercisable within 60 days, beneficially owned by the Affiliate Agreement Stockholders in all matters related to the Merger. The shared voting power with the Affiliate Agreement Stockholders of Issuer relates to 2,333,118 shares of Issuer Common Stock (including options exercisable within 60 days) (the “Shares”). The Affiliate Agreement Stockholders and the number of Shares beneficially owned by each of them are set forth in Schedule B hereto which is hereby incorporated by reference. The foregoing summary of the Affiliate Agreement is qualified by reference to the copy of the form of Affiliate Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

In exercising its right to vote the Shares as lawful attorney and proxy of the Affiliate Agreement Stockholders, i3 Mobile (or any nominee of i3 Mobile) will be limited, at every Issuer stockholders’ meeting and every written consent in lieu of such meeting, to voting the Shares in favor of approval of the Merger and the Merger Agreement. The Affiliate Agreement Stockholders may vote the Shares on all other matters. The Affiliate Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

(c) Not applicable.

(d) Upon consummation of the Merger, the Board of Directors of the Issuer will take all actions necessary in order to appoint to the Issuer’s Board of Directors two individuals who were nominated by i3 Mobile at least 10 days prior to the effective time of the Merger; provided, however, that such individuals were reasonably acceptable to the Issuer and the Issuer shall have no obligation to invite such individuals to serve on the Issuer’s Board of Directors if they were not members in good standing of i3 Mobile’s Board of Directors immediately prior to the effective time of the Merger.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, i3 Mobile currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although i3 Mobile reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Affiliate Agreement, i3 Mobile may be deemed to be the beneficial owner of at least 2,333,118 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based on the number of shares outstanding on September 12, 2003 as represented by the Issuer in the Merger Agreement together with the shares underlying the options reported in this Schedule 13D, approximately 23.1% of the issued and outstanding shares of Issuer Common Stock.

i3 Mobile has shared power to vote all of the Shares for the limited purposes described above in connection with the Affiliate Agreement. i3 Mobile does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Affiliate Agreement. However, i3 Mobile (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Affiliate Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Affiliate Agreement. To the best of i3 Mobile’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Neither i3 Mobile nor, to the knowledge of i3 Mobile, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the Affiliate Agreement, to the knowledge of i3 Mobile, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, Ace Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ACE*COMM Corporation, and i3 Mobile, Inc., a Delaware corporation.

2. ACE*COMM Corporation Affiliate Agreement, dated as of September 12, 2003, by and among i3 Mobile, Inc., a Delaware corporation, and certain stockholders of ACE*COMM Corporation, a Maryland corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2003

i3 MOBILE, INC.

By:	/s/ EDWARD J. FLETCHER
Name:	Edward J. Fletcher
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, Ace Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ACE*COMM Corporation, and i3 Mobile, Inc., a Delaware corporation.

2.	ACE*COMM Corporation Affiliate Agreement, dated as of September 12, 2003, by and among i3 Mobile, Inc., a Delaware corporation, and certain stockholders of ACE*COMM Corporation, a Maryland corporation.

Schedule A

Name	Present Principal Occupation

J. William Grimes	President, Chief Executive Officer and Chairman of the Board of Directors of i3 Mobile

W. Peter Daniels	Director of i3 Mobile

Roger L. Werner, Jr.	Director of i3 Mobile

Matthew J. Stover	Director of i3 Mobile

James A. Johnson	Director of i3 Mobile

Edward J. Fletcher	Senior Vice President and Chief Financial Officer of i3 Mobile

Schedule B

Name of Stockholder	Number of Shares of ACE*COMM Common Stock Beneficially Owned

Paul G. Casner, Jr.	42,000

Gilbert A. Wetzel	83,000

Harry M. Linowes	31,000

George T. Jimenez	1,968,108

Joseph A. Chisholm	82,076

Steven R. Delmar	75,977

Loretta L. Rivers	50,957